Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

■ Yes ☐ No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX 4.2), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Conditional Indications (CIs) represent an intent to trade, specifying a security, a side (buy or sell), a price, a quantity and a minimum executable quantity. A CI will be held by the UBS ATS until cancelled or expired at the end of the day. CIs can only be sent to the UBS ATS via FIX 4.2 protocol.

If either two CIs or an order and a CI match in criteria, the UBS ATS will send a message to one (or more) CI sender(s) indicating that there is a potential opportunity to trade (an "Invite" or "Invitation"). When two opposite-side CIs received from the UBS Algo trigger an Invite to the other, and each CI uses a Conditional Invite Grade restriction to limit Invites to other UBS Algo CIs, the contra CI quantity will be provided on the Invite message, but no price information will be included. In all other cases, UBS ATS will not provide any information on price or quantity available in an Invite. An Invite message is represented as an Unsolicited Cancel Execution Report (FIX 4.2 Tag 35=8 and Tag 39=4). The Invite is sent to the sender of the CI by the UBS ATS to notify them that an eligible contra (i.e. CI or order) is present.

Upon receipt of the Invite, the CI sender is expected to respond to an Invite message by sending a Day Order (a "Firm-Up Order") (NewOrderSingle, FIX 4.2 Tag 35=D) message to the UBS ATS with a reference to the Invite ID in the Invite message. The Firm-Up Order may be for a quantity different than the quantity of the CI (although UBS reasonably expects Firm-Up Orders to be at least equal to the minimum executable quantity) and should be received by UBS within 100 milliseconds. While the UBS ATS will still accept Firm-Up orders received more than 100 milliseconds after the Invite was sent, for scoring purposes a late response will be considered as not responding at all. Regardless of if/when the CI sender responds to an Invite, the CI is always cancelled after the UBS ATS sends an Invite. The sending of an Invite will not delay or prevent any orders from matching in the UBS ATS prior to receipt of a responding Firm-Up Order.

Firm-Up Orders are not required or destined to match with the contra order or CI that generated the Invite. Firm-Up Orders, from a matching logic perspective, will match with the same priority logic as any other orders taking into account applicable crossing restrictions.

All Firm-Up Orders entered into the UBS ATS will expire and be cancelled back to the sender after 500 milliseconds if not fully filled or cancelled by the sender. During the lifecycle of a Firm-Up Order, it may execute against any eligible contra order, but the Firm-Up Order will never generate an Invite to another CI.

Senders of CIs will be subject to a monthly evaluation in which the quality of their CIs and subsequent Firm-Up Orders are measured and assigned a Conditional Score (the "Score"). The metrics used to measure the quality of CIs are: 1) a blended reversion metric that assesses impact to the quote five (5) seconds after an Invite is sent or an execution occurs,

2) percentage of responses to Invites within 100 milliseconds, 3) Firm-Up Order quantity as a percentage of CI quantity, and 4) Firm-Up Order minimum quantity as a percentage of CI minimum quantity. A Score will be assigned based on consideration of these measurements. A new sender of CIs that has not been previously assigned a Score will be categorized as Medium during an initial phase, and a new Score (which may be the same or different) will be assigned when the requisite evaluation is performed.

At any time in its reasonable discretion, UBS ATS through an ad-hoc or regularly scheduled governance meeting may revise a Score by changing it to a lower category (i.e. from High to Medium). Such a revision would generally occur in response to a significant intra-month change in CI metrics and/or behavior.

Any change to a Score, regardless of the reason, will be communicated to the affected Subscriber at least one business day before the change is effective.

The UBS ATS does not generate Invites on orders unless indicated to do so by a Subscriber. Senders of CIs are required to send an Invite Grade (as described below) on each CI to indicate what contra CIs an Invite may be sent to. CIs without an Invite Grade will be rejected. TrajX CIs are not required to send an Invite Grade and if sent will be ignored since all TrajX CIs are sent from the UBS Algo. For additional information on Invite Grades, see below section on Conditional Indication Restrictions (Invite Grade).

For additional details and differences between CIs on the continuous trading book vs TrajX CIs please see Part III, Item 11.,

<u>Conditional Indication Restrictions (Invite Grade):</u>

CI restrictions can be used to limit interactions to certain types of CIs on an order by order basis. More specifically, the CI restrictions are available by inserting one of the below values in the Conditional Invite Grade field on a CI or an order:

- Generate Invites to all Conditional Indications (Invite Grade = 1)
- Generate Invites to Conditional Indications with a Medium Score or better (Invite Grade = 2)
- Generate Invites to Conditional Indications with a High Score or better (Invite Grade = 3)
- Generate Invites to Conditional Indications from UBS Algorithms only (Invite Grade = 4)

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ■ No

If no, identify and explain any differences.

Class A Direct Subscriber CIs are excluded from the UBS ATS monthly evaluation process in which the quality of the CIs and subsequent Firm-Up Orders are measured and assigned a Score. Class A Indirect Subscriber CIs are included in the UBS ATS monthly evaluation process only when not received through the UBS SOR.